SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.[__])*

Teekay Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

Y8564W103
(CUSIP Number)

April 2, 2012
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 14 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y8564W103	13G	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON Eton Park Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 166,250 Common Stock Options to purchase 1,400,000 Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 166,250 Common Stock Options to purchase 1,400,000 Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 166,250 Common Stock Options to purchase 1,400,000 Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.28%
12	TYPE OF REPORTING PERSON PN

CUSIP No. Y8564W103	13G	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON Eton Park Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 308,750 Common Stock Options to purchase 2,600,000 Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 308,750 Common Stock Options to purchase 2,600,000 Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 308,750 Common Stock Options to purchase 2,600,000 Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.23%
12	TYPE OF REPORTING PERSON CO

CUSIP No. Y8564W103	13G	Page 4 of 14 Pages

1	NAME OF REPORTING PERSON Eton Park Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 166,250 Common Stock Options to purchase 1,400,000 Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 166,250 Common Stock Options to purchase 1,400,000 Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 166,250 Common Stock Options to purchase 1,400,000 Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.28%
12	TYPE OF REPORTING PERSON PN

CUSIP No. Y8564W103	13G	Page 5 of 14 Pages

1	NAME OF REPORTING PERSON Eton Park Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 475,000 Common Stock Options to purchase 4,000,000 Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 475,000 Common Stock Options to purchase 4,000,000 Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 475,000 Common Stock Options to purchase 4,000,000 Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.51%
12	TYPE OF REPORTING PERSON IA

CUSIP No. Y8564W103	13G	Page 6 of 14 Pages

1	NAME OF REPORTING PERSON Eric M. Mindich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 475,000 Common Stock Options to purchase 4,000,000 Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 475,000 Common Stock Options to purchase 4,000,000 Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 475,000 Common Stock Options to purchase 4,000,000 Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.51%
12	TYPE OF REPORTING PERSON IN

CUSIP No. Y8564W103	13G	Page 7 of 14 Pages

Item 1 (a).	NAME OF ISSUER
The name of the issuer is Teekay Corporation (the “Company”).

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
The Company’s principal executive offices are located at 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08 Bermuda.

Item 2 (a).	NAME OF PERSON FILING

This statement is filed by:

(i)
Eton Park Fund, L.P., a Delaware limited partnership ("EP Fund"), with respect to the Common Stock (as defined in item 2(d) below) and Options exercisable into shares of Common Stock (the “Options”) directly owned by it;

(ii)	Eton Park Master Fund, Ltd., a Cayman Islands exempted company ("EP Master Fund"), with respect to the Common Stock and Options directly owned by it;

(iii)	Eton Park Associates, L.P., a Delaware limited partnership ("EP Associates"), which serves as the general partner of EP Fund, with respect to the Common Stock and Options directly owned by EP Fund;

(iv)
Eton Park Capital Management, L.P., a Delaware limited partnership ("EP Management"), which serves as investment manager to EP Master Fund and EP Fund, with respect to the Common Stock and Options directly owned by EP Master Fund and EP Fund, respectively; and

(v)	Eric M. Mindich ("Mr. Mindich"), with respect to the Common Stock and Options directly owned by each of EP Fund and EP Master Fund.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the business office of each of the Reporting Persons is 399 Park Ave, 10th Floor, New York, NY 10022.

Item 2(c).	CITIZENSHIP

EP Fund is a limited partnership organized under the laws of the State of Delaware.  EP Master Fund is a company organized under the laws of the Cayman Islands.  EP Associates and EP Management are limited partnerships organized under the laws of the State of Delaware.  Mr. Mindich is a United States citizen.

CUSIP No. Y8564W103	13G	Page 8 of 14 Pages

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common Stock par value $0.001 (the “Common Stock”)

Item 2(e).	CUSIP NUMBER

Y8564W103

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _________________________________
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

Item 4.	OWNERSHIP

The percentages used herein assume the exercise of the reported Options and are calculated based upon 68,709,400 shares of Common Stock issued and outstanding, as of April 3, 2012, as reported by the Company to the Reporting Persons.

CUSIP No. Y8564W103	13G	Page 9 of 14 Pages

A. Eton Park Fund, L.P.
(a)	Amount beneficially owned: 166,250 Common Stock and Options to purchase 1,400,000 Common Stock
(b)	Percent of class: 2.28%
(c)	(i)	Sole power to vote or direct the vote: -0-
	(ii)	Shared power to vote or direct the vote: 166,250 Common Stock and Options to purchase 1,400,000 Common Stock
	(iii)	Sole power to dispose or direct the disposition: -0-
	(iv)	Shared power to dispose or direct the disposition: 166,250 Common Stock and Options to purchase 1,400,000 Common Stock

B. Eton Park Master Fund, Ltd.
(a)	Amount beneficially owned: 308,750 Common Stock and Options to purchase 2,600,000 Common Stock
(b)	Percent of class: 4.23%
(c)	(i)	Sole power to vote or direct the vote: -0-
	(ii)	Shared power to vote or direct the vote: 308,750 Common Stock and Options to purchase 2,600,000 Common Stock
	(iii)	Sole power to dispose or direct the disposition: -0-
	(iv)	Shared power to dispose or direct the disposition: 308,750 Common Stock and Options to purchase 2,600,000 Common Stock

C. Eton Park Associates, L.P.
(a)	Amount beneficially owned: 166,250 Common Stock and Options to purchase 1,400,000 Common Stock
(b)	Percent of class: 2.28%
(c)	(i)	Sole power to vote or direct the vote: -0-
	(ii)	Shared power to vote or direct the vote: 166,250 Common Stock and Options to purchase 1,400,000 Common Stock
	(iii)	Sole power to dispose or direct the disposition: -0-
	(iv)	Shared power to dispose or direct the disposition: 166,250 Common Stock and Options to purchase 1,400,000 Common Stock

D. Eton Park Capital Management, L.P.
(a)	Amount beneficially owned: 475,000 Common Stock and Options to purchase 4,000,000 Common Stock
(b)	Percent of class: 6.51%
(c)	(i)	Sole power to vote or direct the vote: -0-
	(ii)	Shared power to vote or direct the vote: 475,000 Common Stock and Options to purchase 4,000,000 Common Stock
	(iii)	Sole power to dispose or direct the disposition: -0-
	(iv)	Shared power to dispose or direct the disposition: 475,000 Common Stock and Options to purchase 4,000,000 Common Stock

CUSIP No. Y8564W103	13G	Page 10 of 14 Pages

E. Eric M. Mindich
(a)	Amount beneficially owned: 475,000 Common Stock and Options to purchase 4,000,000 Common Stock
(b)	Percent of class: 6.51%
(c)	(i)	Sole power to vote or direct the vote: -0-
	(ii)	Shared power to vote or direct the vote: 475,000 Common Stock and Options to purchase 4,000,000 Common Stock
	(iii)	Sole power to dispose or direct the disposition: -0-
	(iv)	Shared power to dispose or direct the disposition: 475,000 Common Stock and Options to purchase 4,000,000 Common Stock

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

EP Associates, the general partner of EP Fund, has the power to direct the affairs of EP Fund including decisions with respect to the disposition of the shares of Common Stock and Options to purchase Common Stock held by EP Fund.  Eton Park Associates, L.L.C. serves as the general partner of EP Associates.  Mr. Mindich is managing member of Eton Park Associates, L.L.C. and may, by virtue of his position as managing member, be deemed to have power to direct the vote and disposition of the shares of Common Stock and Options to purchase Common Stock held by EP Fund.  Each of EP Master Fund and EP Fund are clients of EP Management pursuant to investment management agreements.  Eton Park Capital Management, L.L.C. serves as the general partner of EP Management.  Mr. Mindich is the managing member of Eton Park Capital Management, L.L.C. and may, by virtue of his position as managing member, be deemed to have power to direct the vote and disposition of the shares of Common Stock and Options to purchase Common Stock held by EP Master Fund and EP Fund.  Mr. Mindich disclaims beneficial ownership of any of the securities held by EP Fund and EP Master Fund.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

See Item 2 and Exhibit 1.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

CUSIP No. Y8564W103	13G	Page 11 of 14 Pages

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. Y8564W103	13G	Page 12 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE:  April 12, 2012

ERIC M. MINDICH, individually, and as managing member of: (i) Eton Park Associates, L.L.C., as general partner of Eton Park Associates, L.P., (a) for itself and (b) as general partner of Eton Park Fund, L.P.; and (ii) Eton Park Capital Management, L.L.C., as general partner of Eton Park Capital Management, L.P., (a) for itself and (b) as investment manager of Eton Park Master Fund, Ltd. and Eton Park Fund, L.P.

/s/ Marcy Engel
Name: Marcy Engel*
Title: Attorney-in-Fact

* Pursuant to a Power of Attorney dated as of August 17, 2007 attached hereto as Exhibit 2.

CUSIP No. Y8564W103	13G	Page 13 of 14 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE:  April 12, 2012

ERIC M. MINDICH, individually, and as managing member of: (i) Eton Park Associates, L.L.C., as general partner of Eton Park Associates, L.P., (a) for itself and (b) as general partner of Eton Park Fund, L.P.; and (ii) Eton Park Capital Management, L.L.C., as general partner of Eton Park Capital Management, L.P., (a) for itself and (b) as investment manager of Eton Park Master Fund, Ltd. and Eton Park Fund, L.P.

/s/ Marcy Engel
Name: Marcy Engel*
Title: Attorney-in-Fact

* Pursuant to a Power of Attorney dated as of August 17, 2007 attached hereto as Exhibit 2.

CUSIP No. Y8564W103	13G	Page 14 of 14 Pages

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, ERIC M. MINDICH, hereby make, constitute and appoint MARCY ENGEL, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Managing Member, member of or in other capacities with Eton Park Capital Management, L.L.C., Eton Park Associates, L.L.C. and each of their affiliates or entities under my control, all documents relating to the beneficial ownership of securities required to be filed with the United States Securities and Exchange Commission (the "SEC") pursuant to Section 13(d), Section 13(g) or Section 16(a) of the Securities Exchange Act of 1934 (the "Act").

All past acts of the attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 17th day of August, 2007.

/s/ Eric M. Mindich
_____________________
Eric M. Mindich